Exhibit 1

Contact:
Robi Hartman
I.I.S Intelligent Information Systems, Ltd.
011-972- 3-751-6449

FOR IMMEDIATE RELEASE

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.

ANNOUNCES THAT ITS ORDINARY SHARES HAVE BEEN ADMITTED FOR
TRADING ON THE OTC BULLETIN BOARD AND THAT IT HAS RECEIVED A
BRIDGE LOAN

Ramat Gan, ISRAEL, April 15, 2008 – I.I.S. Intelligent Information Systems Ltd. (IISLF.OB).

I.I.S. Intelligent Information Systems Ltd. (“IIS”) announced that its Ordinary Shares were admitted today for trading on the OTC Bulletin Board (OTCBB®) under the symbol IISLF.OB.

IIS also announced that its wholly-owned indirect subsidiary, CDRide Corp., has received a short-term bridge loan in the amount of up to $1,400,000 repayable on June 30, 2008. The loan bears interest at the rate of 0.8% per month. An amount of $850,000 has already been disbursed, with an additional $300,000 to be disbursed subject to certain performance milestones on or before June 2, 2008. In the event that CDRide Corp. does not attain these milestones, the lender can call for repayment of the amount already disbursed. The remaining $250,000 will be disbursed at the discretion of the lender if required to repay bank financing. The loan is secured by a pledge on future income of CDRide Corp. as well as a guaranty by IIS and Witech Communications Ltd. The loan is not convertible into equity. As consideration for providing this loan, IIS issued to the lender five-year warrants to purchase 560,00 Ordinary Shares at an exercise rice equal to the lower of $0.44 per share and the lowest price at which IIS raised equity or convertible debt financing in the next 12 months. The lender is a company related to CDC Holdings Ltd., who holds approximately 5.4% of the outstanding shares of IIS and who is associated with two of the directors of IIS. As previously disclosed, IIS is attempting to raise up to an additional $4,500,000 in equity or convertible debt financing by June 30, 2008, part of which (if raised) will be used to repay the loan.

IIS, through its wholly owned subsidiary Witech Communications Ltd. which it acquired in January 2008, is engaged in the field of video transmission using wireless communications technology. Witech, together with its wholly owned Delaware subsidiary, CDRide Corp., develops, manufactures, installs, operates and supports on-ride video systems for use on thrill rides and other attractions in amusement parks. (www.cdride.com).

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains historical information and forward-looking statements. Statements looking forward in time are included in this release pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to be materially different from any future performance suggested herein. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.